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                           July 19, 2023

       Jonathan C. Ricker
       Chief Executive Officer
       Mass Megawatts Wind Power, Inc.
       100 Boston Turnpike, Ste. J9B #290
       Shrewsbury, MA 01545

                                                        Re: Mass Megawatts Wind
Power, Inc.
                                                            Post Qualification
Amendment No. 4 on Form 1-A
                                                            Filed July 11, 2023
                                                            File No. 024-11949

       Dear Jonathan C. Ricker:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal
       Branch Chief, at (202) 551-3314 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              William Eilers